April 9, 2009

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Keryx Biopharmaceuticals, Inc. and subsidiaries (the “Company”) and, under the date of March 31, 2009, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007. On April 3, 2009, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 9, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Audit Committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP